UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | ADAPTING TO THE CURRENT COMMODITY
PRICING LANDSCAPE AND TAKING DECISIVE ACTION TO SIGNIFICANTLY
REDUCE NET DEBT, THROUGH A CASH GENERATION PLAN TARGETING
US$6 BILLION OF CASH CONSERVATION, FURTHER DISPOSALS AND A
POTENTIAL RIGHTS ISSUE UP TO US$2 BILLION, AND CAUTIONARY STATEMENT

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

ADAPTING TO THE CURRENT COMMODITY PRICING LANDSCAPE AND TAKING DECISIVE
ACTION TO SIGNIFICANTLY REDUCE NET DEBT, THROUGH A CASH GENERATION PLAN
TARGETING US$6 BILLION OF CASH CONSERVATION, FURTHER DISPOSALS AND A
POTENTIAL RIGHTS ISSUE UP TO US$2 BILLION, AND FURTHER CAUTIONARY STATEMENT

BACKGROUND

Shareholders are referred to the SENS announcement issued on 12 March 2020, where Sasol announced it was reviewing a variety of actions to address the challenges created by the impact of
COVID-19 and the recent decline in the oil and chemical prices.

In the short term, Sasol needs to enhance cash flow and reposition the balance sheet on the assumption that there is a sustained low oil price until the end of financial year 2021. It is important to reiterate that Sasol currently has available liquidity of approximately US$2.5 billion with no significant debt maturities before May 2021 and it therefore believes it is positioned to withstand recent market volatility in the short term. Sasol believes it can maintain liquidity headroom in excess of US$1 billion over the next 12 - 18 months with a US$25 per barrel oil price before the benefits of hedging.

Sasol can today announce a comprehensive response strategy designed to mitigate the impact of these macroeconomic factors. This includes a commitment to re-set the organisation to be globally competitive in a sustained low oil price environment. The global portfolio of our foundation business remains cash positive under prevailing spot market conditions and an oil hedging programme has been put in place to insulate the balance sheet from further financial pressure.

A package of measures is being undertaken that is intended to fundamentally reposition the Company over the following 24 months:
·   A cash conservation programme focused on enhancing cash flow and cost competitiveness in a low oil price environment, with US$2 billion cash delivery ahead of current plan targeted by
30 June 2021;
·   An accelerated and expanded asset disposal programme executed in line with balance sheet, shareholder value and strategic objectives with a view to deliver proceeds significantly ahead of the US$2 billion currently targeted;
·   Potential for partnering options at Sasol’s US Base Chemicals assets; and
·   A potential rights issue, which has been underwritten on a standby basis, as a supplemental initiative to reset the capital structure, subject to the progress made on cash conservation initiatives and asset disposals.

Collectively these actions target generating at least US$6 billion by the end of financial year 2021. This is expected to reshape Sasol’s balance sheet and provide the platform to deliver a globally competitive business with high cash yielding assets. Further to this, Sasol is in discussions with its lenders about additional flexibility in respect of its financial maintenance covenants to provide improved balance sheet flexibility in financial year 2021.

OVERVIEW OF COMPREHENSIVE RESPONSE STRATEGY

Self-help management actions: US$2 billion targeted by 30 June 2021

Financial year 2020
-     Immediate measures targeted to deliver a cash improvement of approximately US$1 billion by
30 June 2020 relative to current plan assumptions, including approximately
o
US$800 million to be realised from working capital optimisation and re-prioritising capital expenditure; and
o
US$200 million to be realised from cost-saving measures.
-     These improvements build on existing initiatives and take into account the anticipated working capital release as inventory and receivables are adjusted for lower oil and product prices.
-     Safe and reliable operating units remain a top priority for Sasol.

Sasol believes achieving these targets would enable it to maintain a net debt to EBITDA ratio in compliance with financial maintenance covenants.
Financial year 2021
-     Further measures targeted to deliver approximately US$1 billion additional improvement in net debt position relative to previous plan assumptions, including approximately:
o
US$700 million to be saved from re-prioritising capital and working capital expenditure;
and
o
US$300 million from continuing cost savings and business optimisation.

Asset disposals: Accelerated programme with scope increased significantly above current
US$2 billion target
-     Expanding the scope of, and accelerating, the asset disposal programme which is now intended to realise proceeds significantly above the previous target of US$2 billion.
-     This builds on the comprehensive asset review process and includes the potential for partnering
Sasol’s US Base Chemicals assets on which there are active discussions.
Potential rights issue: Resetting the capital structure through an equity issue after FY20 results, currently targeted at US$2 billion
-     Potential rights issue to raise up to US$2 billion (equivalent in ZAR terms), with execution expected after financial year 2020 results.
-     Sasol has entered into a standby underwriting agreement with BofA Securities, Citigroup and
J.P. Morgan Securities in respect of a rights issue for an amount of up to US$2 billion-
equivalent, which contains certain customary terms and conditions for transactions of this nature and conditions relating to Sasol making progress on certain of the measures described above, in anticipation of entering into an underwriting agreement in respect of a rights issue for an amount of up to US$2 billion-equivalent. BofA Securities and Citigroup will act as Joint Global
Coordinators and Joint Bookrunners, and J.P. Morgan Securities plc will act as Joint
Bookrunner in connection with the potential rights issue.

-     In connection with implementation of the proposed rights issue, the shareholders of the
Company will be required to approve certain resolutions. In this respect, in due course the
Company intends to post a circular to shareholders in order to convene a general meeting of shareholders around July 2020, and to approve the necessary resolutions required to implement the proposed rights offer.
-     The size of the rights issue may be reduced subject to the progress made on the other elements of the response strategy.

Liquidity: Liquidity headroom of US$1-2 billion or greater to be put in place over the following
12 to 18 months
-     Sasol expects to comply with the financial maintenance covenant thresholds in its debt agreements at 30 June 2020 assuming, amongst others, a prevailing Rand oil price of approximately R580 per barrel. Sasol can sustain a liquidity headroom in excess of US$1 billion over the next 12 - 18 months in a US$25 per barrel oil price before the benefits of hedging.
-     Sasol is actively engaging the lenders under its debt facilities to discuss adequate flexibility on its financial maintenance covenant thresholds in its debt agreements.
-     An active oil hedging strategy is in progress.
-
Sasol is targeting a net debt to EBITDA ratio of 1.5 and gearing below 30% at end financial year
2022.
Business repositioning: Repositioning Sasol for sustainable profitability in a low oil price environment
-     Sasol is undertaking a purposeful and systematic review of its global cost competitiveness and business structure.
-     Sasol is in the process of designing the scope of approximately R2.5 billion in expected sustainable net benefits by financial year 2022, expected to increase to R3.0 billion by financial year 2023 through efficiency and effectiveness measures across the business.
-     The objective is to deliver a focused and profitable business in a sustained low oil price environment, creating the scope for sustainable shareholder value creation through shareholder returns and strategic investment.
-     Sasol maintains its commitment to meet the 10% reduction in greenhouse gas emissions as per the target set for 2030 for the South African operations, off a 2017 baseline.

CONCLUSION

Sasol has a high quality, well diversified global portfolio with a range of strategically advantaged assets and value chain integration. Sasol believes that the portfolio can be positioned to be sustainably profitable in a future low oil price environment. A reshaped and strategically focused portfolio based on cost, technology and market advantage is planned. If assets do not increase the competitive advantage of this future Sasol, they may be exited, or selective partnering may be pursued. Sasol aims for an asset portfolio that is globally diverse across sectors and able to operate at the low end of the cost curve in each sector and region.

The immediate focus is on the actions to stabilise the Company and protect the balance sheet so that the underlying value of the portfolio is not compromised, and instead the potential realised in the interests of all Sasol’s stakeholders.

In light of this, the agenda of the Capital Markets Day planned for November 2020 will be focused on demonstrating progress against our short-term management actions, including asset disposals, and our sustainability roadmap to meet our 2030 targets.

Sasol believes the immediate and decisive implementation of the measures announced today can reset
Sasol’s capital structure and align it with the cash generation of the asset portfolio in a low oil price environment. We believe that the future Sasol will have a strong value proposition, with the capacity to deliver returns to shareholders from the portfolio and also generate sufficient cash for strategic growth and a sustainable future.

Fleetwood Grobler, Chief Executive Officer, made the following statement:

“In this dynamic and challenging environment, it’s critical that we tighten control on what we can, acting both swiftly and decisively. My management team and I are fully committed to delivering on the measures that we have announced today. Sasol has a strong underlying business and all efforts are being made to enhance EBITDA in a sustained low oil price environment. Delivering sustainable, long-term shareholder value is our imperative and we have a clear plan to achieve that.”

Cautionary Statement

Shareholders are advised to exercise caution when trading in the Company’s securities until such time as the full details of the disposals and the rights offer are published.

If you have any questions, please email: investor.relations@sasol.com or contact Feroza Syed at
+27 10 344 9280.

Sasol is hosting a call to discuss the above measures at 15:00 SA on Tuesday, 17 March with detail on the comprehensive package of actions. Dial in details are as follows, and a replay facility will be available for a period of 2 days from the date of this announcement:
Conference call details:
Tuesday, 17 March 2020
Time
Dial-in numbers
Replay numbers
South Africa
15:00
+27 11 535 3600
+27 10 500 4108
United Kingdom
13:00
+44 (0) 333 300 1418
+44 (0) 203 608 8021
United States (ET)
09:00
+1 508 924 4326
+1 412 317 0088
Other countries
+27 11 535 3600
+27 10 500 4108
Passcode:
31413

For online participation, please register on the following link:
https://www.corpcam.com/Sasol17032020

17 March 2020
Johannesburg

Sponsor and Corporate Broker: Merrill Lynch South Africa Proprietary Limited
Joint Global Coordinators and Joint Bookrunners: BofA Securities, Citigroup Global Markets Limited
Joint Bookrunner: J.P. Morgan Securities plc

IMPORTANT NOTICE

This announcement is for information purposes only and shall not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in any jurisdiction. The contents of this announcement have been prepared by and are the sole responsibility of the Company.

Merrill Lynch International, Citigroup and J.P. Morgan Securities are acting exclusively for the Company and no-one else in connection with the rights issue. They will not regard any other person as their respective clients in relation to the rights issue and will not be responsible to anyone other than the
Company for providing the protections afforded to their respective clients, nor for providing advice in relation to the rights issue, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

None of Merrill Lynch International, Citigroup or J.P. Morgan Securities or any of their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to the Company, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.
The Company may file a registration statement or a post-effective amendment to its registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for
any offering of securities referred to in this communication. Before you invest, you should read the prospectus in that registration statement and other documents filed by the Company with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus after filing if you request it by calling the Investor Relations Department at +27
10 344 9280.

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, expectations regarding future cash flow, Sasol’s ability to meet its debt covenants, Sasol’s ability to achieve the cost savings or complete its asset disposal programme, the actions referred to herein intended to strengthen Sasol’s balance sheet and to maintain profitability at lower oil prices and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”,
“will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. You are accordingly advised to exercise caution when trading in the Company’s securities until such time the full details of the disposal and the rights offer are published. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United
States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 March 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary